- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-9/A

                               (AMENDMENT NO. 2)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 SYNERGEN, INC.
                           (NAME OF SUBJECT COMPANY)

                                 SYNERGEN, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   871594107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               GREGORY B. ABBOTT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 SYNERGEN, INC.
                                1885 33RD STREET
                            BOULDER, COLORADO 80301
                                 (303) 938-6200
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

             LARRY W. SONSINI, ESQ.                            GEORGE A. VANDEMAN, ESQ.
              AARON J. ALTER, ESQ.                                 LATHAM & WATKINS
       WILSON, SONSINI, GOODRICH & ROSATI                  633 WEST FIFTH STREET, SUITE 4400
               650 PAGE MILL ROAD                         LOS ANGELES, CALIFORNIA 90071-2007
        PALO ALTO, CALIFORNIA 94304-1050                            (213) 485-1234
                 (415) 493-9300

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Synergen, Inc., a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on November 23, 1994, as amended by Amendment No. 1 to the Schedule 14D-9, as filed with the Securities and Exchange Commission on December 2, 1994 relating to the offer to purchase all of the outstanding shares of the Company's Common Stock, par value $.01 per share (the "Shares") (including the associated Preferred Stock Purchase Rights issued pursuant to the Rights Agreement dated as of October 24, 1991, between the Company and Chemical Trust Company of California, as Rights Agent), by Amgen Acquisition Subsidiary, Inc. ("Purchaser"), a Delaware corporation and wholly owned subsidiary of Amgen Inc., a Delaware corporation ("Parent"), in each case at $9.25 per Share, net to the seller in cash, without interest. All capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Preferred Stock Purchase Rights. On October 21, 1991, the Board of Directors of the Company declared a dividend of one right (a "Right") for each outstanding share of the Company's Common Stock. The dividend was paid on November 5, 1991, to stockholders of record on that date. Holders of shares of Common Stock issued after that date and until the Rights become exercisable receive one Right for each share of Common Stock. The Rights trade automatically with the shares of Common Stock and, until the Rights are exercisable, are evidenced by the certificates for the Common Stock. The terms of the Rights are set forth in the Rights Agreement, a copy of which was filed as Exhibit 1 to the Company's Current Report on Form 8-A, as filed with the Securities and Exchange Commission on November 5, 1991, as amended by the Company's Form 8 Amendment, filed on November 7, 1991. Chemical Trust Company of California has assumed all responsibilities as the Rights Agent under the Rights Agreement. The following summary is not complete and is qualified in its entirety by reference to the Rights Agreement.

     Each Right will entitle its registered holder to purchase from the Company one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock (the "Series A Preferred Stock"). The purchase price for each one-hundredth share of Series A Preferred Stock is $335 (the "Purchase Price"). The Rights will become exercisable upon the earlier of (a) the tenth day after the first public disclosure that a person or group has become an "Acquiring Person" (defined below) or (b) the tenth business day after the commencement of a tender or exchange offer (other than an offer by Company or certain related entities) that, if consummated, would result in one person or group becoming an Acquiring Person. In general, "Acquiring Person" means any person or group that has beneficial ownership of 20 percent or more of the outstanding Common Stock, but does not include Company or certain related entitles. Any Rights held by an Acquiring Person or certain transferees of an Acquiring Person will become void at the time the person becomes an Acquiring Person. The Rights expire on November 5, 2001, unless earlier redeemed as described below.

     Under certain circumstances, the Rights will entitle their holders to purchase securities other than Series A Preferred Stock. If any person becomes an Acquiring Person (other than pursuant to an offer for all shares determined by the disinterested directors to be fair to the stockholders and in the best interests of the Company and its stockholders (a "Qualifying Offer")), each Right will entitle its holder to purchase upon exercise, for the Purchase Price, Common Stock with a market value of twice the Purchase Price. In certain circumstances, if the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or if 50 percent or more of Company's assets or earnings power is transferred to another entity after there is an Acquiring Person (other than in certain acquisitions following a Qualifying Offer), each Right will entitle its holder to purchase a number of shares of the acquiring entity's common stock with a market value of twice the Purchase Price. However, a merger or other business combination following a Qualifying Offer is exempted from this provision if the amount and form of consideration being offered is the same as that paid in the Qualifying Offer.

     At any time before the earlier of (a) ten days following the first public announcement by Company or an Acquiring Person that the Acquiring Person has become such or (b) November 5, 2001, the Board of Directors of the Company may redeem the Rights in whole, but not in part, for $.001 per Right (the "Redemption Price"). Under certain circumstances specified in the Rights Agreement, the Rights may be redeemed only with the concurrence of a majority of the Continuing Directors (as defined in the Rights

Agreement). If the Board elects to redeem the rights, the only right of the holders of Rights will be to receive the Redemption Price.

     The Rights do not entitle their holders to any rights as stockholders of Company, such as voting or dividend rights. Company may amend the Rights Agreement without the approval of any holder of the Rights except as otherwise specified in that agreement.

     The Rights may have certain antitakeover effects. The Rights may cause substantial dilution to the interest in the Company held by a person or group that attempts to acquire the Company without conditioning the offer on acquiring a substantial number of Rights. The purpose of the Rights is to encourage potential acquirors to negotiate with Company's Board before attempting a takeover and to give the Board leverage in negotiating on behalf of all stockholders of the Company the terms of any proposed takeover. The Rights may, but are not intended to, deter takeover proposals.

     As provided for in the Rights Agreement, the disinterested directors of the Board have determined that the Offer is a Qualifying Offer. Accordingly, because the amount and form of the Merger Consideration are the same as the amount and form of consideration being offered in the Offer, the terms of the Rights Agreement allowing for the exercise of the Rights in connection with a tender offer are inapplicable to the transactions contemplated by the Offer or the Merger.

     Litigation. On Wednesday, November 23, 1994, one stockholder filed a putative class action and derivative actions suit in the District Court, County of Boulder, State of Colorado against the Company, certain of its officers and directors and Parent. The case is captioned Bruce Livergood v. Synergen, Inc., et al., Case No. 84-CV1347 (Dist. Ct., Boulder County Ct., Colo., Nov. 23,
1994). The complaint alleges, among other things, that certain of the defendants breached their fiduciary duties and committed fraud by omission with respect to the transactions contemplated by the Offer and the Merger. Plaintiff seeks an injunction, both preliminarily and permanently, enjoining the consummation of the Offer and the Merger or, in the alternative, an award of compensatory and punitive damages.

     On Tuesday, November 29, 1994, two stockholders filed a putative class action and derivative action suit in the District Court, County of Boulder, State of Colorado against the Company, certain of its officers and directors and Parent. The case is captioned John Weld, Sr. and Gerald Topiel v. Amgen, Inc., et al., Case No. 94-CV1370 (Dist. Ct., Boulder County Ct., Colo., Nov. 29,
1994). The complaint alleges, among other things, that certain of the defendants breached their fiduciary duties and committed fraud by omission with respect to the transactions contemplated by the Offer and the Merger. Plaintiffs seek an injunction, both preliminarily and permanently, enjoining the consummation of the Offer and the Merger or, in the alternative, an award of compensatory and punitive damages.

     The foregoing summaries, as well as the summary of the litigation captioned Anna Stanley and Len Kahn v. Larry Soll, et al., set forth in the Schedule 14D-9, are qualified in their entirety by reference to the respective complaints attached hereto as Exhibits 99.3-99.5, which complaints are incorporated herein by this reference.

     Hart-Scott-Rodino Antitrust Improvements Act. On December 14, 1994, the Company received from the Federal Trade Commission a notice of early termination of the waiting period applicable to the acquisition by the Purchaser of the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. A copy of the press release issued by the Parent relating to such notice is filed as Exhibit 99.6 to the Schedule 14D-9.

     Class Action Settlement. On December 15, 1994, the Court issued an Order preliminarily approving the parties' Stipulation of Settlement in the Class Action pending in the United States District Court for the District of Colorado. The parties have agreed, subject to the conditions stated in the Stipulation, to settle the Class Action. Assuming that the Settlement conditions are satisfied and the Settlement is finally approved by the Court, Synergen and its insurers will contribute $28 million towards the Settlement in exchange for a full release of all claims asserted in or related to the Class Action.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

    Exhibit 2.1*   Agreement and Plan of Merger, dated as of November 17, 1994, among Parent,
                   Purchaser and the Company.
    Exhibit 10.1*  Confidentiality Agreement between the Company and Amgen Inc. dated August
                   22, 1994.
    Exhibit 10.2*  Form of Indemnification Agreement between the Company and each of its executive officers and directors.
    Exhibit 10.3*  Employment Agreement dated as of May 19, 1994, Amendment to Executive
                   Officer Employment Agreement dated October 1, 1994, and Addendum No. 1 to
                   Employment Agreement dated as of October 26, 1994, between Larry Soll and the Company.
    Exhibit 10.4*  Employment Agreement dated May 19, 1994, and Addendum No. 1 to Executive
                   Officer Employment Agreement dated as of October 26, 1994, between Gregory
                   Abbott and the Company.
    Exhibit 10.5*  Employment Agreement dated April 8, 1993, and Addendum No. 1 to Executive
                   Officer Employment Agreement dated as of October 26, 1994, between Mark
                   Young and the Company.
    Exhibit 10.6*  Employment Agreement dated April 8, 1993, and Addendum No. 1 to Executive
                   Officer Employment Agreement dated as of October 26, 1994, between Robert
                   Thompson and the Company.
    Exhibit 10.7*  Employment Agreement dated April 8, 1993, and Addendum No. 1 to Executive
                   Officer Employment Agreement dated as of October 26, 1994, between Kenneth
                   Collins and the Company.
    Exhibit 10.8*  Form of Employment Agreement between the Company and its vice presidents and treasurer.
    Exhibit 20.1*  The Company's Information Statement pursuant to Section 14(f) of the
                   Securities Exchange Act of 1934 and Rule 14f-1 thereunder.
    Exhibit 20.2*  Copy of Letter to Stockholders, dated November 23, 1994.
    Exhibit 99.1*  Press Release issued by the Company and Parent on November 18, 1994.
    Exhibit 99.2*  Opinions of Morgan Stanley & Co. Incorporated and Alex. Brown & Sons
                   Incorporated, dated November 17, 1994.
    Exhibit 99.3*  Complaint in an action in the Court of Chancery of the State of Delaware in and for New Castle County styled Anna Stanley and Len Kahn v. Larry
                   Soll et al., Case No. 13892 (November 18, 1994).
    Exhibit 99.4*  Complaint in an action in the District Court, County of Boulder, State of
                   Colorado styled Bruce Livergood v. Synergen, Inc. et al., Case No.
                   94-CV1347 (November 23, 1994).
    Exhibit 99.5*  Complaint in an action in the District Court, County of Boulder, State of
                   Colorado styled John Weld, Sr. and Gerald Topiel v. Amgen Inc., et al.,
                   Case No. 94-CV1370 (November 29, 1994).
    Exhibit 99.6   Press Release issued by the Parent on December 14, 1994.

- ---------------

* Previously filed.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 1994                  SYNERGEN, INC.

                                          By: /s/  KENNETH J. COLLINS
                                              KENNETH J. COLLINS,
                                              EXECUTIVE VICE PRESIDENT,
                                              FINANCE AND ADMINISTRATION

                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
    EXHIBIT                                                                            NUMBERED
    NUMBER                                 DESCRIPTION                                   PAGE
    ------                                 -----------                               ------------
     2.1*     Agreement and Plan of Merger, dated as of November 17, 1994, among
              Parent, Purchaser and the Company....................................
    10.1*     Confidentiality Agreement between the Company and Amgen Inc. dated
              August 22, 1994......................................................
    10.2*     Form of Indemnification Agreement between the Company and each of its executive officers and directors.....................................
    10.3*     Employment Agreement dated as of May 19, 1994, Amendment to Executive
              Officer Employment Agreement dated October 1, 1994, and Addendum No.
              1 to Employment Agreement dated as of October 26, 1994, between Larry
              Soll and the Company.................................................
    10.4*     Employment Agreement dated May 19, 1994, and Addendum No. 1 to
              Executive Officer Employment Agreement dated as of October 26, 1994, between Gregory Abbott and the Company...............................
    10.5*     Employment Agreement dated April 8, 1993, and Addendum No. 1 to
              Executive Officer Employment Agreement dated as of October 26, 1994, between Mark Young and the Company...................................
    10.6*     Employment Agreement dated April 8, 1993, and Addendum No. 1 to
              Executive Officer Employment Agreement dated as of October 26, 1994, between Robert Thompson and the Company..............................
    10.7*     Employment Agreement dated April 8, 1993, and Addendum No. 1 to
              Executive Officer Employment Agreement dated as of October 26, 1994, between Kenneth Collins and the Company..............................
    10.8*     Form of Employment Agreement between the Company and its vice presidents and treasurer.............................................
    20.1*     The Company's Information Statement pursuant to Section 14(f) of the
              Securities Exchange Act of 1934 and Rule 14f-1 thereunder............
    20.2*     Copy of Letter to Stockholders, dated November 23, 1994..............
    99.1*     Press Release issued by the Company and Parent on November 18,
              1994.................................................................
    99.2*     Opinions of Morgan Stanley & Co. Incorporated and Alex. Brown & Sons
              Incorporated, dated November 17, 1994................................
    99.3*     Complaint in an action in the Court of Chancery of the State of
              Delaware in and for New Castle County styled Anna Stanley and Len
              Kahn v. Larry Soll et al., Case No. 13892 (November 18, 1994)........
    99.4*     Complaint in an action in the District Court, County of Boulder,
              State of Colorado styled Bruce Livergood v. Synergen, Inc. et al.,
              Case No. 94-CV1347 (November 23, 1994)...............................
    99.5*     Complaint in an action in the District Court, County of Boulder,
              State of Colorado styled John Weld, Sr. and Gerald Topiel v. Amgen
              Inc., et al., Case No. 94-CV1370 (November 29, 1994).................
    99.6      Press Release issued by the Parent on December 14, 1994..............

- ---------------

* Previously filed.